UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 28, 2014, containing the Company's results for the second quarter and six months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 28, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRONTLINE LTD.
SECOND QUARTER AND SIX MONTHS 2014 RESULTS

Highlights
•	Frontline reports a net loss attributable to the Company of $78.2 million for the second quarter of 2014, equivalent to a loss per share of $0.81.
•	Frontline reports a net loss attributable to the Company of $22.1 million for the second quarter of 2014, when excluding impairment loss of $56.2 million, equivalent to a loss per share of $0.23.
•	Frontline reports a net loss attributable to the Company of $90.3 million for the six months ended June 30, 2014, equivalent to a loss per share of $0.95.
•
Frontline reports a net loss attributable to the Company of $18.4 million for the six months ended June 30, 2014, when excluding loss on sale of vessels and impairment loss, equivalent to a loss per share of $0.19.

•	Frontline has issued 2,865,511 new shares under the ATM program in the second quarter and a further 1,140,226 new shares in July 2014.
•	Frontline took delivery of the Suezmax newbuilding, Front Ull, in May 2014.
•	Frontline entered into a $60.0 million term loan facility in June 2014 to part finance its two Suezmax newbuildings.
•	Frontline agreed with Ship Finance in July 2014 to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties are expected to terminate in the fourth quarter of 2014.

Second Quarter and Six Months 2014 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $78.2 million in the second quarter, equivalent to a loss per share of $0.81, compared with a net loss of $12.1 million for the first quarter, equivalent to a loss per share of $0.13.

The Company has recorded a vessel impairment loss of $56.2 million in the three and six months ended June 30, 2014. This loss relates to the VLCCs Front Opalia, Front Commerce and Front Comanche.  Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs and Suezmax tankers were $13,900 and $12,400, respectively, compared with $32,700 and $27,700, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $12,500 and $12,400, respectively, compared with $32,500 and $27,700, respectively, in the preceding quarter.

Contingent rental expense represents amounts accrued following changes to certain charter parties in December 2011 and decreased in the second quarter as compared to the first quarter primarily due to a decrease in actual spot market rates.

Interest expense, net of capitalized interest, was $21.2 million in the second quarter of which $5.7 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $90.3 million for the six months ended June 30, 2014, equivalent to a loss per share of $0.95. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2014 by the Company's VLCCs and Suezmax tankers were $23,400 and $19,800, respectively, compared with $14,600 and $14,100, respectively, in the six months ended June 30, 2013. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $22,600 and $19,800, respectively, in the six months ended June 30, 2014 compared with $12,900 and $14,100, respectively, in the six months ended June 30, 2013.

As of June 30, 2014, the Company had total cash and cash equivalents of $62.4 million and restricted cash of $36.7 million. Restricted cash includes $35.9 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2014 on a TCE basis for VLCCs and Suezmax tankers of approximately $24,000 and $17,800, respectively.

Fleet Development

In July 2014, several of the subsidiaries and related entities in the Windsor group (the "Windsor group"), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. In connection with the filing, the Windsor group has entered into a restructuring support agreement with bondholders. Under the restructuring and support agreement, the supporting holders of the Notes have agreed to support a plan of reorganization that would convert claims on account of the Notes for 100% of the equity in the reorganized company. On August 25th a plan of reorganization was filed the terms of which are consistent with the Plan Support Agreement. This could provide for Windsor to emerge as early as November. The Company expects to de-consolidate the Windsor group in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the group is consolidated under the variable interest entity model. The Company also expects to record an impairment loss in the third quarter of approximately $5 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties are expected to terminate in the fourth quarter of 2014. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of approximately $58.8 million for the early termination of the charter parties, of which approximately $10.5 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016.

The Company equity accounts for three wholly-owned subsidiaries, which each own one vessel currently on bareboat charter to Chevron. In July 2014, the Company received a request from Chevron to terminate the three bareboat charters early and not April 1, 2015 as scheduled. Such early termination would also result in the full redemption of all the outstanding Term Notes. The Company is currently in discussion with Chevron on this matter.

Newbuilding Program

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel, the Front Ull, was delivered on May 19, 2014 following payment of the final installment of $41.5 million and the second vessel is expected to be delivered in the fourth quarter of 2014. The Company is committed to making payments of $41.5 million as of the date of this report.

Corporate

The Company issued 2,865,511 new ordinary shares under its ATM program in the three months ended June 30, 2014 and had an issued share capital at June 30, 2014 of $98,206,287 divided into 98,206,287 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares). The weighted average number of shares outstanding for the quarter was 96,855,462.

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. No drawdowns were made in the second quarter. We intend to draw $30.0 million in the third quarter for the vessel delivered in the second quarter and the balance when the next vessel is delivered.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2014 was WS 38, representing a decrease of WS 13 points from the first quarter of 2014 and in line with the second quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the second quarter of 2014 was WS 63, representing a decrease of WS 16 points from the first quarter of 2014 and an increase of WS 9 points from the second quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014.
Bunkers at Fujairah averaged $601/mt in the second quarter of 2014 compared to $611/mt in the first quarter of 2014. Bunker prices varied between a high of $621/mt on June 23rd and a low of $589/mt on May 8th.

The International Energy Agency's ("IEA") August 2014 report stated an OPEC crude production of 30.0 million barrels per day (mb/d) in the second quarter of 2014. This was unchanged compared to the first quarter of 2014.

The IEA estimates that world oil demand averaged 91.7 mb/d in the second quarter of 2014, which is an increase of 0.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.7 mb/d, representing an increase of 1.2 percent or 1.1 mb/d from 2013.

The VLCC fleet totalled 629 vessels at the end of the second quarter of 2014, two vessels up from the previous quarter. Five VLCCs were delivered during the quarter, three were removed. The order book increased by 12 vessels and counted 92 vessels at the end of the second quarter, which represents 15 percent of the VLCC fleet.
The Suezmax fleet totalled 448 vessels at the end of the second quarter, down one from the end of the previous quarter. One vessel was delivered during the quarter whilst two were removed. The order book counted 55 vessels at the end of the second quarter, which represents approximately 12 percent of the Suezmax fleet.
Strategy and Outlook
Despite the improved tanker market experienced so far in the third quarter, the Company is in a challenging situation with $1,031 million in debt and lease obligations as of June 30, 2014. Based on the current outlook for the tanker market, it is doubtful if the Company can generate sufficient cash from operations to repay the $190 million convertible bond loan with maturity in April 2015. The Board is considering various financing alternatives such as raising equity or selling assets, establish new loans or refinance existing arrangements to raise sufficient cash to repay the $190 million convertible bond loan. A full restructuring of the company, including lease obligations and debt agreements might be the only alternative.

The positive development in the tanker market in the third quarter is likely to give an improved operating result (excluding one time gains and losses) in the third quarter
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 27, 2014

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 Apr-Jun	2014 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
121,222	118,972	Total operating revenues	288,970	247,125	517,190
521	-	(Loss) gain on sale of assets and amortization of deferred gains	(15,727)	9,732	23,558
74,236	72,108	Voyage expenses and commission	152,809	144,386	299,741
32,787	23,112	Ship operating expenses	46,164	59,664	109,872
(304)	118	Contingent rental expense (income)	13,141	(606)	(7,761)
203	-	Charter hire expenses	-	4,176	4,176
7,325	10,324	Administrative expenses	19,394	15,756	31,628
81,324	56,178	Impairment loss on vessels	56,178	81,324	103,724
26,227	22,680	Depreciation	45,526	52,339	99,802
221,798	184,520	Total operating expenses	333,212	357,039	641,182
(100,055)	(65,548)	Net operating loss	(59,969)	(100,182)	(100,434)
36	11	Interest income	18	69	83
(22,908)	(21,216)	Interest expense	(42,781)	(45,526)	(90,718)
2,298	7,405	Share of results from associated companies	7,967	6,979	13,539
(55)	119	Foreign currency exchange gain (loss)	88	(110)	(92)
-	-	Mark to market loss on derivatives	-	(585)	(585)
-	-	Gain on redemption of debt	-	-	(12,654)
324	381	Other non-operating items	687	606	1,267
(120,360)	(78,848)	Net loss before tax and noncontrolling interest	(93,990)	(138,749)	(189,594)
(94)	(98)	Taxes	(168)	(191)	(284)
(120,454)	(78,946)	Net loss from continuing operations	(94,158)	(138,940)	(189,878)
(481)	-	Net loss from discontinued operations	-	(1,030)	(1,204)
(120,935)	(78,946)	Net loss	(94,158)	(139,970)	(191,082)
658	716	Net loss attributable to noncontrolling interest	3,843	938	2,573
(120,277)	(78,230)	Net loss attributable to Frontline Ltd.	(90,315)	(139,032)	(188,509)

$(1.54)	$(0.81)	Basic loss per share attributable to Frontline Ltd.	$(0.95)	$(1.79)	$(2.36)

		Income on time charter basis ($ per day)*
14,100	13,900	VLCC	23,400	15,600	17,400
13,800	12,400	Suezmax	19,800	14,100	13,400
		Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2013 Apr-Jun	2014 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
(120,935)	(78,946)	Net loss	(94,158)	(139,970)	(191,082)
(215)	598	Unrealized gain (loss) from marketable securities	867	(120)	915
(35)	(131)	Foreign currency translation loss	(106)	(139)	(63)
(250)	467	Other comprehensive income (loss)	761	(259)	852
(121,185)	(78,479)	Comprehensive loss	(93,397)	(140,229)	(190,230)
(120,527)	(77,763)	Comprehensive loss attributable to Frontline Ltd.	(89,554)	(139,291)	(187,657)
(658)	(716)	Comprehensive loss attributable to noncontrolling interest	(3,843)	(938)	(2,573)
(121,185)	(78,479)		(93,397)	(140,229)	(190,230)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2014 Jun 30	2013 Jun 30	2013 Dec 31
ASSETS
Short term
Cash and cash equivalents	62,436	83,708	53,759
Restricted cash	36,651	75,813	68,363
Other current assets	140,952	136,699	138,031
Long term
Newbuildings	14,860	28,344	29,668
Vessels and equipment, net	272,179	273,698	264,804
Vessels under capital lease, net	611,638	765,427	704,808
Investment in finance lease	47,381	50,161	48,819
Investment in unconsolidated subsidiaries and associated companies	65,279	53,371	58,658
Other long-term assets	426	968	695
Total assets	1,251,802	1,468,189	1,367,605

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	208,924	21,551	22,706
Current portion of obligations under capital lease	48,237	52,273	46,930
Other current liabilities	65,979	56,457	61,136
Long term liabilities
Long term debt	269,308	467,282	508,970
Obligations under capital lease	717,892	867,681	742,418
Other long term liabilities	3,250	11,143	3,496
Commitments and contingencies
Equity
Frontline Ltd. equity	(66,846)	(18,734)	(26,952)
Noncontrolling interest	5,058	10,536	8,901
Total equity	(61,788)	(8,198)	(18,051)
Total liabilities and equity	1,251,802	1,468,189	1,367,605

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 Apr-Jun	2014 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
		OPERATING ACTIVITIES
(120,935)	(78,946)	Net loss	(94,158)	(139,970)	(191,082)
		Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
26,946	23,357	Depreciation and amortization	46,901	53,215	102,184
48	(128)	Unrealized foreign currency exchange (gain) loss	(119)	(33)	20
(521)	-	Loss (gain) on sale of assets and amortization of deferred gains	15,727	(8,885)	(22,711)
-	(363	Contingent rental income	(363)	-	(8,726)
(2,298)	(7,405)	Equity earnings of associated companies	(7,967)	(6,979)	(13,539)
81,324	56,178	Impairment loss on vessels	56,178	81,324	103,724
-	-	Debt conversion expense	-	-	12,654
127	134	Provision for doubtful debts	242	260	55
(219)	(321)	Other, net	(726)	(285)	(529)
(1,627)	7,065	Change in operating assets and liabilities	5,008	(24,450)	(24,734)
(17,155)	(429)	Net cash provided by (used in) operating activities	20,723	(45,803)	(42,684)

		INVESTING ACTIVITIES
(4,716)	38,217	Change in restricted cash	31,712	11,694	19,143
(450)	(42,324)	Additions to newbuildings, vessels and equipment	(42,865)	(1,172)	(2,504)
526	622	Finance lease payments received	1,213	1,024	2,156
(10,515)	-	Net proceeds from sale of vessels and equipment	27,164	-	-
-	673	Net investment in associated companies	1,346	(5,509)	(5,509)
(15,155)	(2,812)	Net cash provided by (used in) investing activities	18,570	6,037	13,286

		FINANCING ACTIVITIES
729	7,096	Net proceeds from issuance of shares	47,653	729	4,802
9,950	-	Proceeds from long-term debt, net of fees paid	-	14,406	19,798
-	(39,720)	Repayment of long-term debt	(51,905)	(10,150)	(23,781)
(12,599)	(11,295)	Repayment of capital leases	(22,856)	(25,485)	(50,345)
8,443	-	Lease termination receipts (payments)	-	6,371	(4,518)
-	(1,633)	Payment of related party loan note	(3,508)	-	(402)
6,523	(45,522)	Net cash (used in) provided by financing activities	(30,616)	(14,129)	(54,446)

(25,787)	(48,793)	Net change in cash and cash equivalents	8,677	(53,895)	(83,844)
109,495	111,229	Cash and cash equivalents at start of period	53,759	137,603	137,603
83,708	62,436	Cash and cash equivalents at end of period	62,436	83,708	53,759

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	86,511,713	77,858,502	77,858,502
Shares issued	11,694,574	655,552	8,653,211
Balance at beginning and end of period	98,206,287	78,514,054	86,511,713

SHARE CAPITAL
Balance at beginning of period	86,512	194,646	194,646
Capital reduction	-	(116,788)	(116,788)
Shares issued	11,694	656	8,654
Balance at end of period	98,206	78,514	86,512

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	149,985	821	821
Capital reduction	-	116,788	116,788
Stock option expense	37	88	161
Shares issued	37,929	138	3,285
Net share premium arising on debt conversion	-	-	28,930
Balance at end of period	187,951	117,835	149,985

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,303)	(4,155)	(4,155)
Other comprehensive income (loss)	761	(259)	852
Balance at end of period	(2,542)	(4,414)	(3,303)

RETAINED DEFICIT
Balance at beginning of period	(734,275)	(545,766)	(545,766)
Net loss	(90,315)	(139,032)	(188,509)
Balance at end of period	(824,590)	(684,798)	(734,275)

FRONTLINE LTD. EQUITY	(66,846)	(18,734)	(26,952)

NONCONTROLLING INTEREST
Balance at beginning of period	8,901	11,474	11,474
Net loss	(3,843)	(938)	(2,573)
Balance at end of period	5,058	10,536	8,901

TOTAL EQUITY	(61,788)	(8,198)	(18,051)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2013.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2013.

3.    IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $56.2 million in the three and six months ended June 30, 2014. This loss relates to the VLCCs Front Opalia, Front Commerce and Front Comanche.  Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

4.	NEWBUILDINGS

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel, the Front Ull, was delivered on May 19, 2014 following payment of the final installment of $41.5 million and the second vessel is expected to be delivered in the fourth quarter of 2014. The Company is committed to making payments of $41.5 million as of the date of this report.

5.    DEBT

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. No drawdowns were made in the second quarter. We intend to draw $30.0 million in the third quarter for the vessel delivered in the second quarter and the balance when the next vessel is delivered.

The conversion price of the Company's convertible bonds at June 30, 2014 and December 31, 2013 was $36.5567.

6.    SHARE CAPITAL

The Company issued 11,694,574 new ordinary shares under its ATM program in the six months ended June 30, 2014 and had an issued share capital at June 30, 2014 of $98,206,287 divided into 98,206,287 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares). The weighted average number of shares outstanding for the six months ended June 30, 2014 was 95,348,566.

7.    RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2014, the Company had one Suezmax newbuilding contract and was committed to make newbuilding installments of $41.5 million with expected payment in the fourth quarter of 2014.

9.	SUBSEQUENT EVENTS

In July 2014, several of the subsidiaries and related entities in the Windsor group (the "Windsor group"), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. In connection with the filing, the Windsor group has entered into a restructuring support agreement with bondholders. Under the restructuring and support agreement, the supporting holders of the Notes have agreed to support a plan of reorganization that would convert claims on account of the Notes for 100% of the equity in the reorganized company. On August 25th a plan of reorganization was filed the terms of which are consistent with the Plan Support Agreement. This could provide for Windsor to emerge as early as November. The Company expects to de-consolidate the Windsor group in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the group is consolidated under the variable interest entity model. The Company also expects to record an impairment loss in the third quarter of approximately $5 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties are expected to terminate in the fourth quarter of 2014. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of approximately $58.8 million for the early termination of the charter parties, of which approximately $10.5 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016.

The Company equity accounts for three wholly-owned subsidiaries, which each own one vessel currently on bareboat charter to Chevron. In July 2014, the Company received a request from Chevron to terminate the three bareboat charters early and not April 1, 2015 as scheduled. Such early termination would also result in the full redemption of all the outstanding Term Notes. The Company is currently in discussion with Chevron on this matter.

The Company issued 1,140,226 new ordinary shares under its ATM program during July 2014. 99,346,513 ordinary shares are outstanding as of the date of this press release.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2014

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2014 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 27, 2014